

October 20, 2010

Mr. Steve Lucas
Finance Director
National Grid PLC
1-3 Strand
London WC2N 5EH
England

> **Re:** **National Grid PLC**
> **Annual Report on Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed May 25, 2010**
> **File No. 001-14958**

Dear Mr. Lucas:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Pierre-Marie Boury
       Via Facsimile